SEC

17005296

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

RMS

SEC FILE NUMBER
8-69421

SEC
Mail Processing
Section
FEB 27 2017
Washington DC
406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenville Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4925 Greenville Avenue, Suite 1220
(No. and Street)

Dallas	Texas	75206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard F. Amsberry (214) 360-9822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whitley Penn, LLP
(Name – *if individual, state last, first, middle name*)

8343 Douglas Avenue, Suite 400	Dallas	Texas	75225
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Arthur N. Budge, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenville Securities, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer, Chief Compliance Officer

Title

BRANDI BORTNEM
ID # 12653313-4
Notary Public, State of Texas
My Commission Expires
05/23/2020

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENVILLE SECURITIES, LLC

Report Pursuant to Rule 17a-5
December 31, 2016

(With Report of Independent Registered Public Accounting Firm)

GREENVILLE SECURITIES, LLC

Report Pursuant to Rule 17a-5
December 31, 2016

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Greenville Securities, LLC

We have audited the accompanying statement of financial condition of Greenville Securities, LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedule is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Whitley Penn LLP

Dallas, Texas
February 21, 2017

GREENVILLE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2016

Assets

Cash	$	436,417
Restricted cash		775
Prepaid expense		8,105
Total assets	$	445,297

Liabilities and Member's Equity

Total liabilities	$	-
Commitments and contingencies		
Total member's equity		445,297
Total liabilities and member's equity	$	445,297

See accompanying notes to financial statements.

GREENVILLE SECURITIES, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2016

Revenue:		
Retainer fee	$	350,000
Bonuses		87,500
Total revenue		437,500
Expenses:		
Salaries and benefits		89,198
Registration fees		2,569
Professional dues		1,255
Professional fees		47,078
Membership fees		425
Rent		3,406
Office expenses		15,197
Total expenses		159,128
Net income	$	278,372

See accompanying notes to financial statements.

GREENVILLE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2016

		Member's Equity
Balance, December 31, 2015	$	166,925
Net income		278,372
Balance, December 31, 2016	$	445,297

See accompanying notes to financial statements.

GREENVILLE SECURITIES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:		
Net income	$	278,372
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in assets:		
Restricted cash		95
Prepaid expense		(906)
Net cash provided by operating activities		277,561
Net increase in cash		277,561
Cash at beginning of year		158,856
Cash at end of year	$	436,417
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for income taxes	$	-

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

The summary of significant accounting policies of Greenville Securities, LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") and have been consistently applied in the preparation of the financial statements.

(a) Organization

The Company is a Texas Limited Liability Company formed in 2013, engaged in providing financial services. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). Five States Energy Capital, LLC (the "Parent"), a Texas corporation, has a 100% ownership interest in the Company.

The Company's FINRA membership application was granted and became effective on October 14, 2014. This allows the Company to act as an introducing broker-dealer. The Company does not take custody of customer funds or securities.

The Company earned revenues from one customer headquartered in New York in 2016. Revenues included a $350,000 annual retainer fee and $87,500 in discretionary bonuses. The customer has informed the Company verbally that it will not pay the retainer fee in 2017, as allowed by the contract. The Company anticipates that it will receive in the future (1) a percentage of capital invested by the customer in each investment referred by the Company, and (2) an equity participation in investment deals made by the customer, if applicable. The Company has no discretion over the investments made by its customer.

(b) Basis in Presentation

The financial statements are presented in accordance with GAAP.

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts therein. Actual results may differ from these estimates.

(d) Cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2016, the Company had no such investments. The Company maintains its operating cash at a financial institution. At times, the amount on deposit at this institution may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

(e) Restricted Cash

The Company has $775 of restricted cash at December 31, 2016 in the Flex-Funding account held by FINRA.

(f) Revenue

Revenues consist of a retainer fee earned by the Company for services performed throughout the year and discretionary bonuses earned throughout the year.

(g) Allocated Expenses

The Company receives the majority of its services from its Parent and Five States Energy Company, LLC ("FSE"), which provides the use of its employees, facilities and utilities. Allocations are based on time, headcount or square footage pursuant to a Management Agreement between the Company and its Parent. FSE owns approximately 32% of the Parent. Also, some general and administrative expenses are paid directly by the Company. Expenses totaling $97,571 were allocated to the Company in 2016.

(h) Fair Value of Financial Instruments

The Company calculates the fair value of its assets and liabilities which qualify as financial instruments and includes this information in the notes to financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of prepaid expense approximates the carrying amount due to the relatively short maturity of this instrument. This instrument is not held for trading purposes.

(i) Income Taxes

The Company is a single member, limited liability company, which is treated as a disregarded entity for federal tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation.

Even an income tax provision of zero constitutes a tax position as defined by the Financial Accounting Standards Board ("FASB"). Authoritative guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more likely than not to be sustained by the applicable tax authority. Tax positions not deemed to meet the more likely than not threshold would be recorded as a tax benefit or expense in the current year. A reconciliation is not provided herein, as the beginning and ending amounts of unrecognized benefits are zero, with no interim additions, reductions or settlements. However, the conclusions regarding this matter will be subject to review and may be adjusted at a later date based on factors including, but not limited to, ongoing analysis of tax laws, regulations and interpretations thereof.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. As of December 31, 2016 tax years related to fiscal years ended December 31, 2013 through 2015 remain open to possible examination by the tax authorities.

(j) New Accounting Pronouncement

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"), as amended by ASU's 2015-14, 2016-08, 2016-11, 2016-12, and 2016-20. ASU 2014-09 will supersede most of the existing revenue recognition requirements in GAAP and will require entities to recognize revenue at an amount that reflects the consideration to which the company expects to be entitled in exchange for transferring goods or services to a customer. The new standard also requires significantly expanded disclosures regarding the qualitative and quantitative information of an entity's nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The pronouncement is effective for annual

reporting periods beginning after December 15, 2017, including interim periods within that reporting period, and is to be applied using a retrospective or modified retrospective approach. Early adoption is permitted. Management is currently evaluating the provisions of ASU 2014-09 and assessing the impact, if any, it may have on the Company's financial position and results of operations.

In February 2016, the FASB issued ASU No. 2016-02, *Leases*, a new standard on accounting for leases. The ASU introduces a lessee model that brings most leases on the balance sheet. The new standard also aligns many of the underlying principles of the new lessor model with those in the current accounting guidance as well as the FASB's new revenue recognition standard. However, the ASU eliminates the use of bright-line tests in determining lease classification as required in the current guidance. The ASU also requires additional qualitative disclosures along with specific quantitative disclosures to better enable users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The pronouncement is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, using a modified retrospective approach. Early adoption is permitted. Management is currently evaluating the provisions of ASU 2016-02 and assessing the impact it will have on the Company's financial statements and related disclosures.

(2) Regulatory Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

The Company had regulatory net capital of $436,417 and a regulatory net capital requirement of $5,000 as of December 31, 2016. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.00 to 1 at December 31, 2016.

(3) Related Party Transactions

Expenses recorded pursuant to the Management Agreement's expense sharing arrangement between the Company and its Parent totaled $98,246 for the year ended December 31, 2016.

(4) Fair Value Measurements

Accounting Standards Codification ("ASC") 820-10 defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier hierarchy that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels defined are as follows:

- Level 1 — observable inputs that are based upon quoted market prices for identical assets or liabilities within active markets.

- Level 2 — observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability.

- Level 3 — inputs that are unobservable for the particular asset or liability due to little or no market activity and are significant to the fair value of the asset or liability. These inputs reflect assumptions that market participants would use when valuing the particular asset or liability.

(5) Income Taxes

The Company identified no material uncertain income tax positions in accordance with FASB ASC, No. 741-10, *Accounting for Uncertainty in Income Taxes*. If there were unrecognized income tax benefits, the Company's policy would be to recognize accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest or penalties for the year ended December 31, 2016, and does not have a balance of accrued interest and penalties as of December 31, 2016.

(6) Concentrations

For the year ended December 31, 2016, the Company had only one customer. Management expects 100% of its revenue in 2017 to be earned from that customer.

(7) Leases

The Company was the sublessee of 145 square feet of office space at One Energy Square in Dallas, Texas as of December 31, 2016. Rent was $253 per month for January 1, 2016 through February 29, 2016. Rent increased to $290 per month for March 1, 2016 through December 31, 2016, and rent expense was $3,406 for the year ended December 31, 2016. The sublease expires on February 28, 2017, with the option of an annual one-year renewal.

(8) Subsequent Events

In preparing the financial statements, the Company has evaluated all subsequent events and transactions for potential recognition or disclosure through February 21, 2017, the date the financial statements were available for issuance.

SUPPLEMENTAL SCHEDULE

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of

December 31, 2016

Schedule I

GREENVILLE SECURITIES, LLC

Computation of Net Capital Pursuant to Rulc 15c3-1 and
Statement Pursuant to Rule 17a-5(d)(4)

		December 31, 2016
Computation of net capital pursuant to Rule 15c3-1		
Computation of net capital		
Member's equity	$	445,297
Less nonallowable assets:		
Restricted cash		(775)
Prepaid expensc		(8,105)
Net capital		436,417
Computation of basic net capital requirement		
Minimum net capital required, 6-2/3% of aggregate indebtedness pursuant to Rule 15c3-1		-
Minimum dollar net capital requirement of reporting broker/dealer		5,000
Net capital requirement		5,000
Excess net capital	$	431,417
Computation of aggregate indebtedness		
Account payable		-
Total	$	-
Ratio of aggregate indebtedness to net capital		.00 to 1

Statement pursuant to SEC Rule 17a-5(d)(4)

No material differences exist between the net capital computation above and the computation included in the corresponding unaudited FOCUS Report, Form X-17A-5, Part II for December 31, 2016 as filed on January 11, 2017.

Independent Registered Public Accounting Firm

Review of Exemption Report

Year Ended December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Greenville Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Greenville Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i), (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Whitley Penn LLP

Dallas, Texas
February 21, 2017

Greenville Securities LLC Exemption Report

Greenville Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i); and
(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Arthur N. Budge, Jr., swear that, to the best of my knowledge and belief, this Exemption Report is true and accurate.

Arthur N. Budge, Jr.
CEO and CCO
February 21, 2017